

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2023

Colette Kress
Chief Financial Officer
NVIDIA Corporation
2788 San Tomas Expressway
Santa Clara , California 95051

> **Re: NVIDIA CORP**
> **Form 10-K for the fiscal year ended January 29, 2023**
> **File No. 0-23985**

Dear Colette Kress:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 41

1.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. As an example, we note that the year-on-year increase in your Compute & Networking revenues was driven in part by growth from hyperscale customers, purchases made by several CSP partners to support multi-year cloud service agreements for cloud service offerings and research and development activities. Additionally, your disclosure of the increase in research and development expense indicates that it was "primarily driven by increased compensation, employee growth, engineering development costs, and data center infrastructure," but does not quantify any of the factors. See Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350. Please revise future filings accordingly.

2.   We note your risk factor disclosure which identifies inflation as a potential adverse

economic condition which drives the costs for wafers, components, logistics, and other supply chain expenses. In future filings, please expand your disclosures to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company, if material. Please also identify actions planned or taken, if any, to mitigate inflationary pressures

Gross Profit and Gross Margin, page 42

3. We note your narrative discussion of the drivers of the changes in gross margin for both your Compute & Networking and Graphics segment. However, in light of the fact that Note 17 on page 85 discloses that your segment profitability measure is operating income, please revise your discussion in MD&A in future filings to also include a discussion of the nature of the changes in segment operating income for each of your reportable segments. Also, if you continue to discuss the changes in segment gross margin, such as on the bottom of page 42, please revise to include quantification of the costs of revenues by segment so that investors can better assess the significance of the items disclosed in your narrative.

Notes to the Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 60

4. We note from your disclosure on page 36 of MD&A that in 2023 you entered into multi-year cloud service agreements and Note 1 to the financial statements includes disclosure of your revenue recognition for these agreements. Please tell us if you offer these cloud services in connection with the sale of other products or services. If so, please tell us and revise Note 1 in future filings to disclose how you recognize revenue for the provision of multiple offerings to one customer and your accounting for any multiple performance obligations within customer contracts.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing